March 12, 2024

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Laura McKenzie

Re:	Via Renewables, Inc.
Schedule 13E-3 filed February 12, 2024
File No. 005-88272

Dear Ms. McKenzie:

Set forth below are the responses of Via Renewables, Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance, Office of Mergers & Acquisitions (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated March 1, 2024, relating to the Company’s Schedule 13E-3 (File No. 005-88272) (the “Schedule 13E-3”) filed by the Company and the other filing persons with the Commission on February 12, 2024, which comments make reference to the Preliminary Proxy Statement on Schedule 14A (File No. 001-36559) (the “Preliminary Proxy Statement”) filed by the Company with the Commission on February 12, 2024. Concurrently with the submission of this letter, we are submitting Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”) and the Company and the other filing persons are filing Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise noted, the page numbers in the response under each heading refer to pages in the Amended Preliminary Proxy Statement or the Amended Schedule 13E-3, as applicable. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amended Preliminary Proxy Statement.

Schedule 13E-3 filed February 12, 2024

Support Agreement, page 4

1.	Identify the affiliated Subject Shareholders who are a party to the Support Agreement.

RESPONSE: In response to the Staff’s comment, we have revised this disclosure in the Amended Preliminary Proxy Statement to identify the affiliated Subject Shareholders who are party to the Support Agreement. Please see pages 4, 73, 88, 94 and 110 of the Amended Preliminary Proxy Statement.

United States Securities and Exchange Commission
March 12, 2024

Background of the Merger, page 14

2.
We note that this section does not disclose any events prior to the Board’s receipt of Mr. Maxwell’s September 5, 2023 proposal. Item 1005(c) of Regulation M-A requires disclosure of “material contacts concerning [a merger] during the past two years.” Considering Mr. Maxwell’s positions as a director and Chief Executive Officer of the company, please revise your disclosure to address any material contacts related to the merger that predated the September Proposal. If you believe there were no such contacts, please advise.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 14 of the Amended Preliminary Proxy Statement to disclose that there were no such contacts prior to the Board’s receipt of Mr. Maxwell’s September 5, 2023 proposal.

3.	We note your references on pages 20 and 22 to a “grandfather clause” in the merger agreement. Please provide additional disclosure explaining this clause and its impact on the transaction.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure in the Amended Preliminary Proxy Statement related to the “grandfather clause” to provide additional disclosure explaining this clause and its impact on the transaction in each place where such disclosure appears. Please see pages 20 and 22 of the Amended Preliminary Proxy Statement.

4.	Please describe the material conditions on the company’s solicitation of alternative transactions during the go-shop period summarized on page 23.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on pages 23, 83 and 84 of the Amended Preliminary Proxy Statement to describe the material conditions on the Company’s solicitation of alternative transactions during the go-shop period.

Purposes and Reasons of the Company for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger, page 23

5.	Please disclose the Company’s reasons for undertaking the transaction at this time, as opposed to at any other time. Refer to Item 1013(c) of Regulation M-A.

RESPONSE: In response to the Staff’s comment, we have added additional disclosure on page 25 of the Amended Preliminary Proxy Statement describing the Company’s reasons for undertaking the transaction at this time, as opposed to at any other time.

United States Securities and Exchange Commission
March 12, 2024

6.          Please describe the “various materials” referred to at the bottom of page 24.

RESPONSE: In response to the Staff’s comment, we respectfully advise that the “various materials” referenced at the bottom of page 24 of the Preliminary Proxy Statement were intended to refer solely to the materials presented to or discussed at meetings of the Special Committee as such materials are described in the section of Preliminary Proxy Statement entitled “Special Factors—Background of the Merger.” We have revised this disclosure on page 25 of the Amended Preliminary Proxy Statement to clarify which materials were considered by the Special Committee and the Board in evaluating the Merger Agreement and the transactions contemplated thereby and making the decisions, determinations and recommendations described therein.

7.
Please provide additional explanation of “the history of Mr. Maxwell’s previous investments in and agreements with the Company” and how such history affected the Special Committee’s evaluation of the transaction.

RESPONSE: In response to the Staff’s comment, we have added additional disclosure on page 27 of the Amended Preliminary Proxy Statement explaining the history of Mr. Maxwell’s previous investments in and agreements with the Company and how such history affected the Special Committee’s evaluation of the transactions.

Certain Unaudited Prospective Financial Information, page 31

8.	Here or in Appendix E, summarize the assumptions and limitations underlying the projections.

RESPONSE: In response to the Staff’s comment, we have included additional disclosure on pages 32, 33 and 34 of the Amended Preliminary Proxy Statement summarizing the material assumptions and limitations underlying the projections.

Opinion of the Special Committee’s Financial Advisor, page 32

9.
Refer to the following statement on page 34 of the disclosure document: “The summary of B. Riley’s analyses is not a complete description of the analyses underlying B. Riley’s opinion.” While a summary is necessarily an abbreviated version, please revise to avoid implying it is not “complete.” Pursuant to Item 1015(b)(6), the summary must describe the material analyses and conclusions of the financial advisor in considerable detail. Please revise.

RESPONSE: In response to the Staff’s comment, we have revised this disclosure on page 37 of the Amended Preliminary Proxy Statement to remove any implication that the summaries of B. Riley’s analyses are not “complete.”

10.
We note your disclosure on page 32 that B. Riley selected companies it “deemed relevant” for its transactions analysis. Please provide additional disclosure of how the companies included in the analysis were determined to be relevant.

RESPONSE: In response to the Staff’s comment, we have provided additional disclosure on pages 38 and 39 of the Amended Preliminary Proxy Statement to describe how the companies included in the referenced analysis were determined to be relevant.

United States Securities and Exchange Commission
March 12, 2024

The Maxwell Filing Persons’ Purposes and Reasons for the Merger, page 38

11.	Please disclose the Maxwell Filing Persons’ reasons for undertaking the transaction at this time, as opposed to at any other time. Refer to Item 1013(c) of Regulation M-A.

RESPONSE: In response to the Staff’s comment, we have added additional disclosure describing the Maxwell Filing Persons’ reasons for undertaking the transaction at this time, as opposed to at any other time, on page 42 of the Amended Preliminary Proxy Statement.

Fees and Expenses, page 57

12.	We note that the heading of the chart on page 58 indicates that the amounts are stated in thousands. Please confirm or revise.

RESPONSE: In response to the Staff’s comment, we have revised the heading of the “Fees and Expenses” chart on page 62 of the Amended Preliminary Proxy Statement by deleting “in Thousands” from such heading.

Other Covenants and Agreements, page 78

13.
We note your disclosure that during the Special Committee meetings on January 10, 2024, January 18, 2024 and January 26, 2024, “representatives from B. Riley reported on the status of the go-shop process.” Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. If the above statement references presentations made by B. Riley during the Special Committee’s evaluation of the transaction, please supplement the disclosure to provide a reasonably detailed description of such meeting that satisfies the requirements of Item 1015 and file any written materials, if applicable, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Refer to Meyers Parking, Rel. 34-26069 (Sep. 12, 1980).

RESPONSE: In response to the Staff’s comment, we have revised the disclosure regarding B. Riley’s reports on the status of the go-shop process at the Special Committee meetings on January 10, 2024, January 18, 2024 and January 26, 2024 on pages 20, 23 and 24 of the Amended Preliminary Proxy Statement and in Items 8 and 9 of the Amended Schedule 13E-3. Additionally, we have also filed as Exhibits (c)(4), (c)(5) and (c)(6) to the Amended Schedule 13E-3, redacted copies of the B. Riley presentations to the Special Committee on the dates identified above. Certain information was redacted from Exhibits (c)(4), (c)(5) and (c)(6), respectively, because it would be customary to treat that information as private and confidential, and the Company has obligations to keep that information confidential. Additionally, we are providing supplementally with this letter under separate cover unredacted copies of the January 10, 2024, January 18, 2024 and January 26, 2024 presentations of B. Riley to the Special Committee along with a request for confidential treatment.

In response to the Staff’s comment, we have also added additional disclosure regarding B. Riley’s presentation of its preliminary financial analysis to the Special Committee at a meeting held on December 7, 2023 on pages 37 and 38 of the Amended Preliminary Proxy Statement.

United States Securities and Exchange Commission
March 12, 2024

Financing of the Merger; Source of Funds, page 86

14.
Please disclose the existence of any alternative financing plans or arrangements in the event the Maxwell Filing Persons are unable to fund the amount needed for the Merger Consideration from the Credit Facility. If there are none, so state. See General Instruction E to Schedule 13E-3, Item 10 of Schedule TO, and Item 1007(b) of Regulation M-A.

RESPONSE: In response to the Staff’s comment, we have added additional disclosure on pages 4 and 92 of the Amended Preliminary Proxy Statement stating that there are no alternative financing plans or arrangements in place in the event the Maxwell Filing Persons are unable to fund the amount needed for the Merger Consideration.

General

15.
Please explain why TxEx, NuDevco Retail, Electric Holdco and NuDevco Retail Holdings should not be included as filers on the Schedule 13E-3. These entities are providing financing or guarantying financing for the Merger and are controlled by Mr. Maxwell. Alternatively, add these filing persons and include all of the disclosure as to them individually in the proxy statement.

RESPONSE: In response to the Staff’s comment, we have revised the Amended Preliminary Proxy Statement and Amended Schedule 13E-3, each to include (i) TxEx, (ii) NuDevco Retail, (iii) Electric Holdco, and (iv) NuDevco Retail Holdings as “Maxwell Filing Persons” and as filers of the Schedule 13E-3, as applicable. Additionally, we have included all of the disclosures as to each of the above additional individual filers in the Amended Preliminary Proxy Statement and Amended Schedule 13E-3. Please see pages 1, 2, 64, 65, 67 and 68 of the Amended Preliminary Proxy Statement and Item 3 of the Amended Schedule 13E-3.

16.	Please note that forward incorporation by reference, as you attempt to do on page 111, is not permitted in connection with a Schedule 13E-3. Please advise.

RESPONSE: The Company has revised the disclosure on page 118 of the Amended Preliminary Proxy Statement to clarify that it is not forward incorporating by reference.

17.	Please provide the disclosure required by Item 1012(e) of Regulation M-A with respect to the company’s executive officers.

RESPONSE: In response to the Staff’s comment, the Company has provided additional disclosure with respect to the Company’s executive officers on page 55 of the Amended Preliminary Proxy Statement and Item 12 of the Amended Schedule 13E-3.

United States Securities and Exchange Commission
March 12, 2024

18.
Refer to the final sentence of Rule 3-12(b) of Regulation S-X. Please provide the financial statements required under Item 13 of Schedule 13E-3 as of the company’s most recent fiscal year end. Alternatively, demonstrate in your response how the company meets the requirements in Rule 3-01(c) of Regulation S-X. See also section 1220.7 of the Division of Corporation Finance Financial Reporting Manual. In addition, note that you must include at least summary financial statements in the disclosure document disseminated to shareholders. See the Instruction to Item 13 of Schedule 13E-3.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure in the Amended Preliminary Proxy Statement and Amended Schedule 13E-3 to provide the financial statements required under Item 13 of Schedule 13E-3 as of the Company’s most recent fiscal year end. Please see page 118 of the Amended Preliminary Proxy Statement and Item 13 of the Amended Schedule 13E-3. Additionally, the Company has also included on page 97 of the Amended Preliminary Proxy Statement and Item 13 of the Amended Schedule 13E-3 the summary financial information required by Item 1010(c) of Regulation M-A.

*          *          *          *          *

Should you have any further questions or comments regarding the foregoing, please contact Clint Smith of Jones Walker LLP at (504) 586-8429 or csmith@joneswalker.com.

Very truly yours,

Via Renewables, Inc.

By:	/s/ Mike Barajas
Name: Mike Barajas
Title: Chief Financial Officer

cc:	Christina Chalk (U.S. Securities and Exchange Commission)
Barbara Clay (Via Renewables, Inc.)
Special Transactions Committee of the Board of Directors (Via Renewables, Inc.)
Clint Smith (Jones Walker LLP)
Curtis R. Hearn (Jones Walker LLP)
Alexander N. Breckinridge V (Jones Walker LLP)
Thomas D. Kimball (Jones Walker LLP)
Darrell Taylor (Cokinos Young)